Exhibit 99.60

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated April 29, 2021 relating to the financial statements of New Found Gold Corp. (the “Company”) appearing in this Registration Statement on Form 40-F being filed by the Company with the United States Securities and Exchange Commission.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

Vancouver, Canada
September 17, 2021